Nippon Yusen Kabushiki Kaisha
3-2, Marunouchi 2-chome, Chiyoda-ku
Tokyo 100-0005, Japan

RECEIVED
2006 JUL 26 P 2:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Letter for Maintenance of Exemption

06015489

July 25, 2006

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Nippon Yusen Kabushiki Kaisha – File no. 82-34960

Dear Sirs:

Enclosed are copies of press releases submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yous truly,

PROCESSED
JUL 31 2006
THOMSON FINANCIAL

Ms. T. Odaka
Division: Investor Relations

Enclosures:
News release;
June 13, 2006 NYK Issues Unsecured Bonds
June 19, 2006 NYK Bulkship (Europe) Ltd. Secures Long-Term Charter contract with ENEL S.p.A.
June 23, 2006 NYK Sets Up Advisory Board
July 6, 2006 NYK Line Implements Weekly Service on its Atlantic North-South Service
July 7, 2006 Dedicated Terminal for Automobiles Inaugurated in Dalian, China
July 11, 2006 NYK and Mitsui Win Contract for Chartering/Managing Four LNG Carriers from Taiwan's CPC
July 14, 2006 Long-Term Contract Inked with Baoshan Iron & Steel for Transport of Iron Ore from Western Australia
July 18, 2006 NYK Secures Long-Term Charter Contract with EDF Trading
July 21, 2006 Crystal Cruises Inc. Wins World's Best Large-Ship Cruise Line Award for the Eleventh Consecutive Year

June 13, 2006

NYK Issues Unsecured Bonds

Nippon Yusen Kaisha (NYK Line) has decided to issue unsecured bonds in Japan, as outlined below.

1. Unsecured Bonds No. 24

Type of Bond: Nippon Yusen Kaisha Unsecured Bonds No. 24 (with a covenant on equal status limited to between specified bonds)
Total issue amount: Yen 20 billion
Term: 10 years
Coupon: 2.06 percent
Issue price: Yen 100 per par value of Yen 100
Issue date (date of payment): June 22, 2006
Redemption date: June 22, 2016
Redemption method: Lump-sum payment at maturity (with redemption through purchase also a possible option)
Type of offering: Public offering
Security: Unsecured
Ratings: AA (double A) assigned by Japan Credit Rating Agency, Ltd., and AA- (double A minus) by Rating and Investment Information, Inc.

2. Unsecured Bonds No. 25

Type of Bond: Nippon Yusen Kaisha Unsecured Bonds No. 25 (with a covenant on equal status limited to between bonds)
Total issue amount: Yen 10 billion
Term: 20 years
Coupon: 2.65 percent
Issue price: Yen 100 per par value of Yen 100
Issue date (date of payment): June 22, 2006
Redemption date: June 22, 2026
Redemption method: Lump-sum payment at maturity (with redemption through purchase also a possible option)

Type of offering: Public offering

Security: Unsecured

Ratings: AA (double A) assigned by Japan Credit Rating Agency, Ltd., and AA- (double A minus) by Rating and Investment Information, Inc.

The above information is intended for announcement to the public. It does not constitute a solicitation to invest.

NYK LINE News Release NYK LOGISTICS & MEGACARRIER

Yusen Building, 3-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel +81-3-3284-5058 http://www.nykline.co.jp/ prteam@jp.nykline.com

June 19, 2006

NYK Bulkship (Europe) Ltd. Secures Long-Term Charter Contract with ENEL S.p.A.

NYK Bulkship (Europe) Ltd., a British subsidiary of Nippon Yusen Kaisha (NYK Line), has secured a long-term charter contract with Italy's largest power supplier, Enel S.p.A. (ENEL). The contract calls for the use of two post-Panamax carriers for ten years. This is the first long-term charter contract that the NYK Group has secured with a European power supplier.

NYK has been working to strengthen business operations with overseas power suppliers and steel mills, and NYK now has more than 20 long-term contracts with such companies, often using Capesize bulkers for transport. In fact, to enhance overseas business operations, NYK created the Capesize and Panamax Bulker Team in April this year by uniting the overseas business sections of the company's Capesize Bulker Group and Steaming Coal Group.

Since then, NYK Bulkship (Europe) Ltd., in cooperation with NYK has invigorated business operations in Europe by employing post-Panamax carriers, which have often been used to service power suppliers in Japan. These upgraded operations led to the current contract agreement with ENEL.

ENEL, the second largest power supplier in Europe, is proactively expanding its business overseas. Previously, ENEL had been using Panamax carriers for charter contracts because the hulls of these carriers are suitable for landing ports that have water-depth limitations, such as the ENEL power plant port. ENEL expects coal imports to increase upon the opening of a new thermal power plants by 2010. The new post-Panamax carriers to be used for this service will conform to water-depth limitations, be more economically efficient, and offer an approximately 20,000-ton increase in loading capacity.

Because crude oil prices continue to soar, power suppliers around the world are paying attention to power generation using coal, whose reserves are abundant and more economical than oil. Thus, coal transport is expected to continue to increase in the future.

Using this contract as a step forward, NYK will continue its drive to develop business opportunities in Europe and around the world.

···Outline of Charter Contract···

Term of the contract: Ten years

Commencement: 2009 and 2010

Carrier used: Two newly built post-Panamax carriers (90,000 tons)
(Built by Ohima Shipbuilding Co. Ltd.)

About NYK

Nippon Yusen Kabushiki Kaisha, (NYK), is one of the world's leading transportation companies. The NYK Group operates approximately 700 major ocean vessels as well as planes, trains and trucking fleets. Its shipping fleet includes around 130 container ships, 210 bulk carriers, 40 wood chips carriers, 100 car carriers, 25 Reefer carriers, 55 tankers, 20 Liquefied Natural Gas carriers and 3 cruise ships. NYK's revenue in 2005-06 was $16Bn and as a Group, NYK employs 33,000 people worldwide. It has offices in 240 locations based in 27 countries, warehouses in every continent and harbour operations in Asia, North America and Europe. Global Headquarters are in Tokyo, with Regional HQs in London, New York, Singapore, Hong Kong, Shanghai, Sydney and Sao Paulo.

June 23, 2006

NYK Sets Up Advisory Board

Nippon Yusen Kaisha (NYK Line) recently set up an advisory board comprising outside experts to act as a consultative body for the company's Executive Committee for Strategic Management.[1]

NYK is looking forward to receiving objective and varied advice and proposals from the outside experts as it concerns the business environment and management issues facing NYK with a view to enhancing the transparency of management and further improving corporate value.

The members of the advisory board are as follows:

Morio Ikeda, chairman, Shiseido Co. Ltd.
Yukio Okamoto, representative director, Okamoto Associates
Yuri Okina, chief researcher, Research Department, Japan Research Institute
Mamoru Ozaki, former vice minister of finance, current advisor at Yazaki Corporation
Takaji Kunimatsu, former commissioner-general for the National Police Agency, current outside director at Marubeni Corporation
Michio Matsui, president, Matsui Securities Co. Ltd.

Tenure of office: July 1, 2006, to June 30, 2007 (one year)

[1]Executive Committee for Strategic Management

This committee comprising eight representative directors is charged with deliberating on important company matters.

NYK LINE NIPPON YUSEN KAISHA — News Release — NYK LOGISTICS & MEGACARRIER

Av. Paulista, 854 - 17º floor - São Paulo - SP - 01310-913 - Brazil | Tel: +55 (11) 3371-4300 | http://www.nykline.com.br | imprensa@nykline.com.br

July 06, 2006

NYK Line Implements Weekly Service on its Atlantic North-South Service

NYK Line has announced the establishment of its weekly Atlantic North-South (ANS) service to commence on July 10th. "It has always been our intention to offer weekly service between South and North America and we are now ready to provide our customers with the convenience of fixed day, weekly sailings", commented Mr. Wataru Maruyama, President of NYK Line do Brasil.

The service coverage of this new service will be extended to include four new ports: Caucedo (Dominican Republic), Puerto Cabello* (Venezuela), Salvador (Brazil) and Itajai (Brazil).

The enhanced service will now include six fully containerized vessels with a round trip service rotation of 42 days. Scheduled ports of call are as follows: Itajai – Santos – Vitoria – Salvador – Puerto Sucre – Puerto Cabello* – Caucedo – New York – Norfolk – Savannah – Caucedo – Puerto Cabello* – Santos.

NYK remains committed to its customers and recognizes the sustainable growth of the Latin America market.

** Puerto Cabello will be called on biweekly basis*

About NYK

Nippon Yusen Kabushiki Kaisha, (NYK), is one of the world's leading transportation companies. The NYK Group operates approximately 700 major ocean vessels as well as planes, trains and trucking fleets. Its shipping fleet includes around 130 container ships, 210 bulk carriers, 40 wood chips carriers, 100 car carriers, 25 Reefer carriers, 55 tankers, 20 Liquefied Natural Gas carriers and 3 cruise ships. NYK's revenue in 2005-06 was $16Bn and as a Group, NYK employs 33,000 people worldwide. It has offices in 240 locations based in 27 countries, warehouses in every continent and harbor operations in Asia, North America and Europe. Global Headquarters are in Tokyo, with Regional HQs in London, New York, Singapore, Hong Kong, Shanghai, Sydney and Sao Paulo.

NYK Line do Brasil Ltda.
Avenida Paulista, 854 – 17° andar – Fone: +55 (11) 3371-4300 – Fax: +55 (11) 3371-4316 – CEP 01310-913 – São Paulo – SP – Brasil

July 7, 2006

Dedicated Terminal for Automobiles Inaugurated in Dalian, China

On July 6, Nippon Yusen Kaisha (NYK Line) inaugurated a dedicated terminal for automobiles in Dayao Bay in the port of Dalian in partnership with local investors (see note). NYK holds a 30 percent stake in the terminal.

A grand opening ceremony was held in the presence of about 200 people, including the interested quarters of Dalian and representatives of businesses operating in the city. NYK Chairman Takao Kusakari delivered a speech at a reception held inside a local hotel and attended by Dalian Mayor Xia Deren and Mr. Zhang Chengyin, secretary of the municipal committee of the Dalian City Communist Party of China.

"NYK regards Dalian Port as a logistics hub for northeast China," Kusakari said. "Therefore, NYK is anchoring great expectations on the new automotive terminal in the port. We would also like to contribute to the development of China's automobile industry by promoting the terminal as a logistics center for automobiles in northeast China."

NYK already operates dedicated automobile terminals in the ports of Shanghai and Tianjin through joint ventures with local interests. Those terminals are mainly used by NYKCOS Car Carrier Company Limited (NYKCOS), NYK's joint venture with China Ocean Shipping (Group) Company (COSCO Group), for the coastal transport of automobiles. The dedicated automobile terminals in China's three major ports, including the new one in Dalian, will enable NYK to better deal with the anticipated growth of China's finished-car exports in the years ahead.

China's automobile output exceeded 5.7 million units in 2005, making the country the No. 3 car producer in the world after the United States and Japan. To respond to the increasing demand for automobile transportation, NYK will continue its efforts to best respond to customer requirements.

Outline of Dedicated Automobile Terminal in Dalian:

Total area:	Approximately 210,000 square meters
Quay length:	505 meters

Handling capacity:	Approximately 300,000 cars per year
Operator:	Dalian Automotive Terminal Co. Ltd. (joint venture ownership: 40 percent by Dalian Port Group, 30 percent by NYK, and 30 percent by COSCO Ports (Dalian RoRo)

Note: The local investors are Dalian Port (PDA) Company Limited, which was previously the Operation Department of the Dalian Port Authority, and COSCO Ports (Dalian RoRo), which was established by COSCO Pacific, a company in the COSCO Group, to invest in and operate the Dalian Automotive Terminal.

About NYK

Nippon Yusen Kabushiki Kaisha, (NYK), is one of the world's leading transportation companies. The NYK Group operates approximately 700 major ocean vessels as well as planes, trains and trucking fleets. Its shipping fleet includes around 130 container ships, 210 bulk carriers, 40 wood chips carriers, 100 car carriers, 25 Reefer carriers, 55 tankers, 20 Liquefied Natural Gas carriers and 3 cruise ships. NYK's revenue in 2005-06 was $16Bn and as a Group, NYK employs 33,000 people worldwide. It has offices in 240 locations based in 27 countries, warehouses in every continent and harbour operations in Asia, North America and Europe. Global Headquarters are in Tokyo, with Regional HQs in London, New York, Singapore, Hong Kong, Shanghai, Sydney and Sao Paulo.

NYK LINE NIPPON YUSEN KAISHA News Release NYK LOGISTICS & MEGACARRIER
Yusen Building, 3-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel: +81-3-3284-5058 http://www.nykline.co.jp/ prteam@jp.nykline.com

NYK and Mitsui Win Contract for Chartering/Managing Four LNG Carriers from Taiwan's CPC

Nippon Yusen Kaisha (NYK) and Mitsui & Co. Ltd. have won a contract from Taiwan's Chinese Petroleum Corporation (CPC)* to use four new vessels on long-term time charters (between 23 and 24 years) for the transport of liquefied natural gas (LNG). The LNG carriers will be managed by a joint venture to be set up by NYK and CPC.

The deal concerns the transport of some three million tons of LNG a year from Qatar to Taiwan through an agreement that CPC has reached with Ras Laffan Liquefied Natural Gas Company Ltd. II (RasGas II) as part of the Qatar LNG Project. Seven major shipping companies made bids in a tender floated by CPC.

Taiwan, the sixth-largest LNG importer in the world, purchases some 5.8 million tons a year and is working aggressively to use LNG as a new energy resource. Taiwan is also a promising market because demand for LNG there is projected to grow in the future. This long-term contract will represent the first maritime transport of LNG to Taiwan.

NYK made vigorous efforts from the very beginning to win this contract. NYK considered CPC, the leading petroleum company in Taiwan, to be highly reliable and believes that this project will be of great significance for the Asia market. These efforts enabled the NYK-Mitsui team to succeed over the other contenders.

Demand for clean energy resources is on the rise due to surges in crude oil prices and greater concern for environmental issues. Current projections have worldwide LNG demand doubling by 2010. Making the most of experience that NYK has gained through the seaborne transport of LNG to Japan, which accounts for 60 percent of the global total, the company will continue to develop a more competitive fleet to keep pace with growing demand.

Details of the Contract:

Shipowners: Nippon Yusen Kaisha (NYK) and Mitsui & Co. Ltd.(Chinese Petroleum Corporation (CPC) and Qatar Gas Transport

	Company Ltd. (QGTC) might take stakes in the project)
Charterer:	Chinese Petroleum Corporation (CPC)
Term:	23–24 years from 2009 and 2010 (an extension of five years will occur if an option is exercised)
Ships to be deployed:	Four 145,000-cubic-meter-capacity MOSS-type LNG carriers (newbuildings)
Shipyards:	Kawasaki Shipbuilding Corp., which will build two of the newbuildings, and Mitsubishi Heavy Industries Ltd., which will be responsible for the other two
Ship management:	A joint venture will be set up by NYK and CPC

*Chinese Petroleum Corporation (CPC)

CPC, which was established in 1946, is Taiwan's largest state-run petroleum company. Capitalized at NT$130.1 billion, it earned revenues of NT$668.2 billion in 2005.

About NYK

Nippon Yusen Kaisha, (NYK), is one of the world's leading transportation companies. The NYK Group operates approximately 700 major ocean vessels as well as planes, trains and trucking fleets. Its shipping fleet includes around 130 container ships, 210 bulk carriers, 40 wood chips carriers, 100 car carriers, 25 Reefer carriers, 55 tankers, 20 Liquefied Natural Gas carriers and 3 cruise ships. NYK's revenue in 2005-06 was $16Bn and as a Group, NYK employs 33,000 people worldwide. It has offices in 240 locations based in 27 countries, warehouses in every continent and harbour operations in Asia, North America and Europe. Global Headquarters are in Tokyo, with Regional HQs in London, New York, Singapore, Hong Kong, Shanghai, Sydney and Sao Paulo.

NYK LINE NIPPON YUSEN KAISHA News Release NYK LOGISTICS & MEGACARRIER
Yusen Building, 3-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel: +81-3-3284-5058 http://www.nykline.co.jp/ prteam@jp.nykline.com

July 14, 2006

Long-Term Contract Inked with Baoshan Iron & Steel for Transport of Iron Ore from Western Australia

Nippon Yusen Kaisha (NYK Line) recently entered into a long-term contract with Baoshan Iron & Steel Co. Ltd.*, China's largest steelmaker, for the transport of iron ore from Western Australia over a period of 12.5 years.

A signing ceremony, held at the NYK Head Office on July 6, was attended by Vice President Dai Zhi Hao of Baoshan Iron & Steel, and Representative Director and Senior Managing Corporate Officer Hiromitsu Kuramoto and Managing Corporate Officer Hidenori Hono of NYK.

The contract calls for transporting 1.7 million tons of iron ore per year from Western Australia to China for two and a half years from July 2006 to the end of 2008, and 2.3 million tons per year for 10 years from 2009. For this transport, NYK plans to deploy a bulk carrier currently in operation until the end of 2008 and a 230,000-ton bulk carrier, to be newly built, from 2009.

In 2003, NYK became the first Japanese shipping firm to conclude a long-term contract with Baoshan Iron & Steel for the transport of iron ore from Western Australia. Then in 2005, NYK entered into a long-term contract with the same Chinese steelmaker for the transport of iron ore from Brazil.

The latest contract has brought to three the number of NYK's transport contracts with Baoshan Iron & Steel, enabling NYK to boast one of the biggest share among shipping companies, which have concluded transport contracts with the Chinese steelmaker.

<Outline of the Contract>
Period: 12.5 years
Starting date: July 2006
Contracted ship: one 230,000-ton bulk carrier (for 10 years from 2009)

*Baoshan Iron & Steel Co., Ltd.
China's leading steelmaker. The Baoshan Iron & Steel Group boasts the annual output of 22.72 million tons of crude steel (as of 2005).

About NYK
Nippon Yusen Kabushiki Kaisha, (NYK), is one of the world's leading transportation companies. The NYK Group operates approximately over 700 major ocean vessels as well as planes, trains and trucking fleets. Its shipping fleet at the end of March 2006, includes 141 container ships, 253 bulk carriers, 46 wood chips carriers, 113 car carriers, 27 Reefer carriers, 66 tankers, 22 Liquefied Natural Gas carriers and 3 cruise ships. NYK's revenue in 2005-06 was $16Bn and as a Group, NYK employs 33,000 people worldwide. It has offices in 240 locations based in 27 countries, warehouses in every continent and harbour operations in Asia, North America and Europe. Global Headquarters are in Tokyo, with Regional HQs in London, New York, Singapore, Hong Kong, Shanghai, Sydney and Sao Paulo.

Yusen Building, 3-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel: +81-3-3284-5058 http://www.nykline.co.jp/ prteam@jp.nykline.com

July 18, 2006

NYK Secures Long-Term Charter Contract with EDF Trading

Nippon Yusen Kaisha (NYK; Headquartered in Chiyoda-ku Tokyo:President: Koji Miyahara) has secured a five-year charter contract with EDF Trading.

This is the third, long-term charter contract for a bulk caririer that the NYK Group has secured with a European power supplier. In June this year, NYK Bulkship (Europe) Ltd agreed a ten-year charter contract with ENEL SPA Italy's largest electric company, for shipments using two post Panamax bulkers.

NYK's Capesize Bulker Group and Steaming Coal Group have secured many contracts with overseas power suppliers and steel manufacturers. In order to further expand their overseas business activities, NYK established the Capesize & Panamax Bulker Team in April of this year, integrating the Capesize Bulker and Steaming Coal Groups overseas business activities, which had previously been conducted independently.

This charter contract has been successfully secured thanks to the integration of these two groups as long-term charter contract of Capesize Bulker is used to be fixed by steel manufactureres.

As a result of the recent rise in petroleum prices, many electric suppliers around the world are focusing on fossil fuels such as coal, which is abundant and cost-efficient. Thus , the transport of coal is expected to increase.

Upon securing this contract with EDF Trading, NYK will further strive to expand its transportation business in response to everincreasing demand by effectively meeting the needs of power suppliers around the world.

Outline of charter contract:

Term of contract	: 5 years
Commencement	: Second half of 2006
Carrier used	: A new Capesize bulker (175000 tons) built by Namura Shipbuilding Co, Ltd

About EDF Trading

EDF Trading Limited is part of the EDF group, Europe's largest power utility and acts as EDF's exclusive wholesale market interface. The EDF Group owns or controls a wide range of assets, including contractual rights as well as physical plants and equipment. Through its wholesale market trading activities, EDFT optimises the value of these assests for the benefit of the group. For example, EDFT is responsible for the market-based optimisation of EDF's French generation assets and for scheduling and optimising EDF's long-term export contracts.

EDFT is a leader in the European and international wholesale energy markets, actively trading across all the energy commodities, in both the physical and financial markets. The company participates in the liberalised energy markets to maximise the value of EDF's assets and optimise its own positions created through structured transactions. EDFT is a European market leader in each of its core markets - Power, Gas and coal - and is expanding activities globally in the freight and carbon emissions markets.

About NYK

Nippon Yusen Kaisha, (NYK), is one of the world's leading transportation companies. The NYK Group operates approximately 700 major ocean vessels as well as planes, trains and trucking fleets. Its shipping fleet includes around 130 container ships, 210 bulk carriers, 40 wood chip carriers, 100 car carriers, 25 reefer carriers, 55 tankers, 20 Liquified Natural Gas carriers and 3 cruise ships. NYK's revenue in 2005-06 was $16Bn and as a group, NYK employs 33,000 people worldwide. It has offices in 240 locations based in 27 countries , warehouses in every continent and harbour operations in Asia, North America and Europe. Global Headquarters are in Tokyo, with Regional HQs in London, NewYork, Singapore, Hong Kong, Shanghai, Sydney and Sao Paolo.

Yusen Building, 3-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel +81-3-3284-5058 http://www.nykline.co.jp/ prteam@jp.nykline.com

July 21, 2006

Crystal Cruises Inc. Wins World's Best Large-Ship Cruise Line Award for the Eleventh Consecutive Year

Crystal Cruises Inc. (CCI), a U.S.-based subsidiary of Nippon Yusen Kabushiki Kaisha (NYK), has once again been honored with the World's Best Large-Ship Cruise Line Award from Travel + Leisure magazine. CCI has received this recognition every year since the award's inception 11 years ago.

Based on surveys completed by Travel + Leisure magazine subscribers, the award is presented to cruise companies that are rated highly in categories that include customer service on the ship, cruise scheduling, ports of call, dining, accommodations, and entertainment. CCI's award-winning fleet consists of Crystal Symphony, which can accommodate 940 guests, and Crystal Serenity, which can welcome 1,080 passengers. Earlier this year, the readers of Condé Nast Traveler selected these two "crystals" as the two best cruise ships in the world.

If these awards were not enough, CCI was recognized further in May 2006 by Celebrated Living, the luxury magazine for American Airlines' premium-class passengers, as the Best Small- to Mid-Sized Cruise Line. NYK remains proud of these remarkable achievements by CCI.

About NYK

Nippon Yusen Kaisha, (NYK), is one of the world's leading transportation companies. The NYK Group operates approximately 700 major ocean vessels as well as planes, trains and trucking fleets. Its shipping fleet includes around 130 container ships, 210 bulk carriers, 40 wood chip carriers, 100 car carriers, 25 reefer carriers, 55 tankers, 20 Liquified Natural Gas carriers and 3 cruise ships. NYK's revenue in 2005-06 was $16Bn and as a group, NYK employs 33,000 people worldwide. It has offices in 240 locations based in 27 countries , warehouses in every continent and harbour operations in Asia, North America and Europe. Global Headquarters are in Tokyo, with Regional HQs in London, NewYork, Singapore, Hong Kong, Shanghai, Sydney and Sao Paolo.